THE PRUDENTIAL SERIES FUND

AMENDED AND RESTATED DISTRIBUTION PLAN

Introduction

This Amended and Restated Distribution Plan (the "Plan"), when effective in accordance with its terms, shall be the written plan contemplated by Securities and Exchange Commission Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act"), for Class II shares ("Class II") and/or for Class III shares ("Class III") for each of the portfolios (the "Portfolios") of The Prudential Series Fund (the "Fund").

The Plan

1.The Portfolios' Class II shares of beneficial interest may from time to time be offered to insurance companies for allocation to certain of their separate accounts established for the purpose of funding variable annuity contracts and variable life insurance policies ("Variable Products") and pension and retirement plans as permitted by Treasury Regulations and Rulings ("Qualified Plans"). The Portfolios' Class III Shares may from time to time be offered to insurance companies for allocation to certain of their separate accounts established for the purpose of funding Variable Products.

2.The Fund has entered into a Distribution Agreement on behalf of the Portfolios with Prudential Investment Management Services LLC (the "Distributor"), under which the Distributor uses all reasonable efforts, consistent with its other business, to secure purchasers of the Portfolios' Class II and Class III Shares. Such efforts may include, but neither are required to include nor are limited to, the following: (1) formulation and implementation of marketing and promotional activities, such as mail promotions and television, radio, newspaper, magazine and other mass media advertising; (2) preparation and distribution of sales literature; (3) preparation and distribution of prospectuses of the Portfolios and reports to recipients; other than existing shareholders; (4) obtaining such information, analyses and reports with respect to marketing and promotional activities as the Distributor may, from time to time, deem advisable; (5) making payments to insurance companies and others engaged in the sale of Shares or who engage in shareholder support services; and (6) providing training, marketing and support to such insurance companies and others with respect to Shares.

3.In consideration for the services provided and the expenses incurred by the Distributor pursuant to the Distribution Agreement and paragraph 2 hereof, all with respect to Class II and Class III shares, Class II and Class III shares of each Portfolio shall pay to the Distributor a fee at the annual rate of 0.25% (or such lesser amount as the Fund's Directors may, from time to time, determine) of the average daily net assets of Class II or Class III made at the close of business each day throughout the month and computed in the manner specified in the respective Portfolio's then current Prospectus for the determination of the net asset value of the Class II or Class III Shares.

4.The Distributor may use all or any portion of the fee received pursuant to this Plan to compensate insurance companies or others who have engaged in the sale of Class II and/or Class III Shares or in the shareholder support services pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under paragraph 2 hereof. Such services may include, but are not limited to, the following; (1) answering questions about the Portfolios from owners of Variable Products or Qualified Plans; (2) receiving and answering correspondence from owners of Variable Products or Qualified Plans (including requests for prospectuses and statements of additional information for the Portfolios); (3) performing sub-accounting with respect to Variable Product or Qualified Plan values allocated to the Portfolios; (4) preparing and distributing reports of values to Variable Product or Qualified Plan owners who have values allocated to the Portfolios; (5) distributing prospectuses, statements of additional information, any supplements thereto, and shareholder reports; (6) preparing and distributing marketing materials for Variable Products or Qualified Plans; (7) assisting customers in completing applications for Variable Products and selecting underlying mutual fund investment options; (8) preparing and distributing sub-accounts performance figures for sub-accounts investing in Class II or Class III Shares; and (9) providing other reasonable assistance in connection with the distribution of Class II or Class III Shares.

5.Each Portfolio presently pays, and will continue to pay, a management fee to PGIM Investments LLC (the "Adviser") pursuant to an investment advisory agreement between the Fund in respect to the Portfolios and the Adviser (the "Advisory Contract"). It is recognized that the Adviser may use its management fee revenue, as well as its past profits or its resources from any other source, to make payments to the Distributor with respect to any expenses incurred in connection with the distribution of Class II or Class III Shares, including the activities referred to in paragraph 2 hereof. To the extent that the payment of management fees by a Portfolio to the Adviser should be deemed to be indirect financing of any activity primarily intended to result in the sale of Class II or Class III Shares within the meaning of Rule 12b-1, then such payment shall be deemed to be authorized by this Plan.

6.This Plan shall become effective upon approval by a vote of a majority of the Trustees of the Fund, including a majority of the Trustees who are not "interested persons" of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to the Plan (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on this Plan.

7.If the Plan is adopted after the first public offering of the securities of a class or the sale of such securities, the Plan will not take effect with respect to that class, and no fee will be payable in accordance with the Plan, until the Plan has been approved by a vote of a majority of the outstanding voting securities (as defined in the Investment Company Act) of such class.

   Thereafter, the Plan shall, unless earlier terminated in accordance with its terms, continue in full force and effect thereafter for so long as such continuance is specifically approved at least annually by a majority of the Board of Trustees of the Trust and a majority of the Rule 12b-1 Trustees by votes cast in person at a meeting called for the purpose of voting on the continuation of the Plan.

8.This Plan may be terminated at any time with respect to a class of a Portfolio, without the payment of any penalty, by a vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of such class.

9.During the existence of this Plan, the Fund shall require the Adviser and/or the Distributor to provide the Fund, for review by the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended in connection with financing any activity primarily intended to result in the sale of shares of Class II and Class III (making estimates of such costs where necessary or desirable) and the purposes for which such expenditures were made.

10.This Plan does not require the Adviser or Distributor to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of Class II or Class III Shares.

11.Consistent with the limitation of shareholder liability as set forth in the Fund's Agreement and Declaration of Trust, any obligation assumed by Class II or Class III pursuant to this Plan and any agreement related to this Plan shall be limited in all cases to Class II or Class III and its assets and shall not constitute an obligation of any shareholder of the Fund or of any other class of a Portfolio, series of the Fund, or class of such series.

 12.If any provision of the Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

Dated:	January 1, 2006
Revised:	March 11, 2020